IMPERIAL CAPITAL, LLC

10100 Santa Monica Boulevard, Suite 2400

Los Angeles, California 90067

October 26, 2020

VIA EDGAR

Amy Geddes and Jim Allegretto

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bull Horn Holdings Corp.
Registration Statement on Form S-1
Filed September 21, 2020, as amended
File No. 333-248940

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of Bull Horn Holdings Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Eastern time on Tuesday, October 27, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 200 copies of the Preliminary Prospectus dated October 13, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

Imperial capital, llc

By:	/s/ Chris Shepard
	Name:	Chris Shepard
	Title:	Executive Vice President

As Representative of the several underwriters

[Signature Page to Underwriter’s Acceleration Request Letter]